UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

KS Bancorp, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

48266R108

(CUSIP Number)

C. Felix Harvey P.O. Box 189 Kinston, NC 28502 (252) 523-3862	Maurice J. Koury P.O. Box 850 Burlington, North Carolina 27216 (336) 226-5581

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48266R108	13D/A	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) C. Felix Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 59,674[1] 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 59,674[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,674[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON PN

[1]	These shares consist of 58,574 shares held by The Felix Harvey Foundation, Inc. (the “Harvey Foundation”), which is controlled by Mr. Harvey, and 1,100 shares held by Mr. Harvey’s spouse, Margaret Blount Harvey, who is a Director of the Harvey Foundation.

CUSIP No. 48266R108	13D/A	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Felix Harvey Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 58,574 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 58,574

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,574
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 48266R108	13D/A	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Maurice J. Koury Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 14,625 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 14,625 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,625
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 48266R108	13D/A	Page 5 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Maurice J. Koury
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 7,100 8. SHARED VOTING POWER 0 9. SOLE DISPOSITIVE POWER 7,100 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 48266R108	13D/A	Page 6 of 7 Pages

This Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2005, and amended on February 7, 2005 (as amended, the “Schedule 13D”), by The Felix Harvey Foundation, Inc., a North Carolina corporation (the “Harvey Foundation”), C. Felix Harvey (“Harvey”), The Maurice J. Koury Foundation, Inc., a North Carolina corporation (the “Koury Foundation”), and Maurice J. Koury (“Koury” and, together with the Harvey Foundation, Harvey and the Koury Foundation, the “Reporting Persons”), relates to shares of common stock, no par value per share (the “Common Stock”), of KS Bancorp, Inc., a North Carolina corporation (the “Company”).

By virtue of the agreement among the Reporting Persons to vote against the Reorganization at the Special Meeting, as described in Item 4 of the Schedule 13D, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in the Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or by any person listed on Schedule A attached to the Schedule 13D. The filing of this Amendment No. 2 to the Schedule 13D shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any other provision of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

Unless set forth below, all previous items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:

On February 17, 2005, the Harvey Foundation sent the letter attached hereto as Exhibit 2 to the Company. On February 18, 2005, the Reporting Persons sent the letter attached as Exhibit 3 hereto to the Company’s President and Chief Executive Officer and Board of Directors.

Item 7. Material to File as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following as exhibits:

2.	Letter from the Harvey Foundation to the Company dated February 17, 2005.

3.	Letter from the Reporting Persons to the Company sent February 18, 2005.

CUSIP No. 48266R108	13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE FELIX HARVEY FOUNDATION, INC.

Date: February 21, 2005	By:	/s/ C. Felix Harvey
	Name:	C. Felix Harvey
	Title:	Vice President

Date: February 21, 2005		/s/ C. Felix Harvey
C. FELIX HARVEY

THE MAURICE J. KOURY FOUNDATION, INC.

Date: February 21, 2005	By:	/s/ Maurice J. Koury
	Name:	Maurice J. Koury
	Title:	President

Date: February 21, 2005		/s/ Maurice J. Koury
MAURICE J. KOURY

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. §1001).

EXHIBIT 2

THE FELIX HARVEY FOUNDATION, INC.

PO Box 189

Kinston, NC 28502

(252) 523-3862

February 17, 2005

KS Bancorp, Inc.	VIA FACSIMILE AND CERTIFIED MAIL
1031 N. Brightleaf Boulevard
Smithfield, North Carolina 27577

Re:	Inspection of Stocklist Materials

Dear Sirs:

The undersigned, The Felix Harvey Foundation, Inc., a North Carolina corporation (the “Foundation”), is the beneficial owner of 58,574 shares of the no par value per share common stock of KS Bancorp, Inc., a North Carolina corporation (the “Company”). The record holder of the shares beneficially held by the Foundation has certified the Foundation’s beneficial ownership of such shares, a copy of which is enclosed herewith. The undersigned is a “qualified shareholder,” as that term is defined in Section 55-16-02 of the North Carolina General Statutes, of the Company. Pursuant to Section 55-16-02 of the North Carolina General Statutes, the undersigned hereby demands the right (in person or by its attorney or other agent), during the Company’s usual business hours, to inspect the following records and documents of the Company (the “Stocklist Materials”) and to make copies or extracts therefrom:

(a) A complete record or list of the Company’s shareholders, certified by its transfer agent(s) and/or registrar(s), showing the name and address of each shareholder and the number of shares registered in the name of each such shareholder as of the most recent date available;

(b) Computer lists (saved on magnetic computer tape, computer discs or CDs) containing a list of the Company’s shareholders showing the names and addresses of each shareholder and number of shares registered in the name of each such shareholder as of the most recent date available, together with such computer processing data and directions as are necessary to make use of such magnetic computer tape or disk, and a printout of such magnetic computer tape or disk for verification purposes;

(c) A list of all shareholders arranged in descending order by number of shares, showing the name and address of each shareholder; a complete record or list of any participants in any employee stock purchase, ESOP plan, or other plan for the purchase of shares, showing the name and address of each participant and the number of shares credited to the participant’s account; a magnetic tape(s) or disk(s) containing this information with same computer processing data and directions as requested in (b) above; a correct and complete copy of the plan(s) documents, including any amendments of such plan(s);

(d) All daily transfer sheets showing changes in the list of the Company’s shareholders referred to in paragraph (a) above which are in or come into the possession of the Company or its transfer agent(s) or its registrar(s) from the date of such list to the date of the Company’s special meeting of shareholders to be held on March 14, 2005, or any meeting held as a result of any postponement or adjournment thereof (the “Special Meeting”);

(e) All information in or which comes into the Company’s possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or nominees of any central certificate depository system concerning the number and identity of the actual beneficial owners of the Company’s stock, including a breakdown of any holders in the name of Cede & Co., and other similar nominees;

(f) All information in or which comes into the Company’s possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners of the Company’s stock (“NOBO’s”) in the format of a printout in descending order balance and on a magnetic computer tape or disk with the computer processing data or directions that are necessary to make use of such magnetic computer tape or disk (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended, from ADP Proxy Services);

(g) A stop list or stop lists relating to any Common Stock as of the date of the list referred to in paragraph (a) above;

(h) A true and correct copy of the Company’s bylaws and articles of incorporation, including any amendments thereto, in effect on the date hereof; and

(i) The information and records specified in paragraphs (a), (b), (c), (e) and (f) above as of any record date for shareholder action set by the Board of Directors, by operation of law or otherwise; the information and records specified in paragraph (e) on a weekly basis up until any shareholders’ meeting.

The purpose of this demand to inspect the Stocklist Materials is to enable the undersigned to communicate with shareholders regarding their investment as shareholders, including, without limitation, to communicate with shareholders regarding a possible proxy solicitation with respect to the matters to be voted on at the Special Meeting.

The undersigned hereby designates Ms. Ruth Heath and/or Ms. Kendra Kennedy and any other persons to be designated by him, acting together, singly or in combination, to conduct, as its agents, the inspection and copying requested herein. The undersigned agrees to bear the reasonable costs incurred by the Company in connection with the production of the requested materials.

Please advise Steven S. Dunlevie of Womble Carlyle Sandridge & Rice PLLC, at (404) 888-7401, whether you will voluntarily supply the requested information, and when and where the demanded items will be made available. If your response to this request has not been received by 5:00 pm on February 21, 2005, it will be assumed that you do not intend to comply with this demand, and the undersigned will seek appropriate recourse.

Very truly yours,

The Felix Harvey Foundation, Inc.

/s/ C. Felix Harvey
C. Felix Harvey, Vice President

cc:	John M. Cross, Jr., Brooks, Pierce, McLendon, Humphrey & Leonard, LLP
Steven S. Dunlevie, Esq., Womble Carlyle Sandridge & Rice PLLC

AUTHORIZATION OF RECORD HOLDER

Pursuant to the written authorization of The Felix Harvey Foundation, Inc., a North Carolina corporation (the “Foundation”), the beneficial holder of 58,574 shares of the common stock, no par value per share (the “Common Stock”) of KS Bancorp, Inc., a North Carolina corporation (the “Company”), held in the name of the undersigned, the undersigned record holder of shares of Common Stock does hereby authorize the Foundation and its representatives and designees to demand access to and to inspect and make extracts of the shareholder list of the Company pursuant to Section 55-16-02 of the North Carolina General Statutes and to exercise to the fullest extent all rights of inspection and copying conferred by that or any other provision of law. The undersigned is acting solely as agent for and pursuant to the instructions of the Foundation.

McDonald Investments as nominee for The Felix Harvey Foundation, using the name CEDE & Co. at DTC (the Depository Trust Company)

By:	/s/ Paula Janofsky
Name:	Paula Janofsky
Its:	Vice President, McDonald Investments

Date:	2/15/05

EXHIBIT 3

CONCERNED INVESTORS OF KS BANCORP

P.O. BOX 189

KINSTON, NORTH CAROLINA 28502

Dear Mr. Keen and KS Bancorp Board of Directors,

As you have no doubt read, we (Maurice Koury and Felix Harvey) have recently filed a Schedule 13D and 13D/A disclosing our ownership stake in and intentions for our investment in KS Bancorp. Currently, we collectively own, either personally or through our related foundations, approximately 6.8% of KS Bancorp’s stock and following the proposed reverse stock split, we calculate that we will own approximately 7.14% of the shares outstanding. In reviewing the company proxy statement dated February 1, 2005, it appears to us that we represent the largest shareholder base not currently serving as either a member of management or on the board of directors of the company. Though not totally apparent from the proxy statement, we also believe that we may also have invested more money in the company than any other shareholder, including all insiders since all of our shares were purchased at prices well above the initial offering price and we were obviously not granted any shares as result of various benefit plans for company insiders. Thus, with approximately $1.5 million invested in KS Bancorp stock, we hope that you can understand our concern regarding the company’s proposed plans as described in the company proxy statement.

Please understand that due to our collective investment, our concerns are not going to dissipate over time. To the contrary, even if the proposed transaction is approved at the special shareholders’ meeting, we are prepared to take the necessary steps to ensure that the value for all shareholders is maximized. To resolve our concerns, we would like to schedule a time within the next ten days for a personal meeting with management and/or representatives of the board of directors in order to discuss possible solutions to alleviate our concerns. We will do our best to accommodate your schedule by coming to visit with you or hosting you in either of our offices.

We thank you in advance for your time and consideration and we assure you that our concerns are not of a personal nature and we only wish the best for all of your constituencies including shareholders, customers, the community, employees and the board of directors. We can be reached at the following telephone numbers: Maurice Koury: (336) 226-5581 or Felix Harvey: (252) 523-3862. We look forward to your call.

Finest Regards,

/s/ C. Felix Harvey
C. Felix Harvey

/s/ Maurice Koury
Maurice Koury